

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 12, 2009

Via Facsimile and U.S. Mail

Matthew P. Lawlor
Chief Executive Officer
Online Resources Corporation
4795 Meadow Wood Lane
Chantilly, VA 20151

      Re: Online Resources Corporation
              Preliminary Proxy Statement
              Filed March 6, 2009
              Soliciting Material filed pursuant to Rule 14a-12
              Filed March 6 and 9, 2009
              File No. 0-26123

Dear Mr. Lawlor:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

General

1.   Please revise to include a background discussion of the contacts between the Tennenbaum group of investors and Online Resources during the time period leading up

to the current solicitation. Please also describe how the Board or management responded to contacts made by the Tennenbaum group and the material details of any discussions or correspondence.

What Should I Do if I Receive a Proxy Card from TCP, page 2

2.   Since you appear to be relying on the Tennenbaum proxy statement to fulfill certain disclosure obligations regarding the Tennenbaum nominees, please remove the disclaimer in the second paragraph under this heading. Please note that participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in the proxy statement, even if such disclosure has been derived from outside sources of information.

Board of Directors and Officers, page 8

Nominees, page 8

3.   We note that each of the nominees has consented to be nominated and to serve if elected. Please revise to state whether they have consented to be named in the proxy statement. Rule 14a-4(d)(4).

Stockholder Communications with the Board of Directors, page 12

4.   Please revise to describe the process for determining whether a communication is inappropriate, or revise to include examples of the types of communications or matters that you consider to be inappropriate. Refer to Item 407(f)(2)(ii) of Regulation S-K and corresponding Item 7(d) of Schedule 14A.

Election of Directors, page 34

5.   We note that the shares represented by the white proxy card will be voted for any substitute nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Information Regarding Participants in the Solicitation of Proxies by Online Resources Corporation, Annex A

6.   Please revise to definitively indicate that Online Resources' current directors and Ms. Graham are deemed participants, as it appears inappropriate to indicate that such persons "may be deemed" participants in this solicitation. In this regard, see Instruction 3 to Item 4 of Schedule 14A.

Form of Proxy Card

7.   Please revise to indicate that the proxy card and proxy statement are "preliminary copies." Refer to Rule 14a-6(e)(1).

Soliciting Material filed pursuant to Rule 14a-12 on March 6, 2009

8.   Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplement basis. Please provide to us and in future filings revise to explain the basis for the following statements:

- That you "have regularly posted earnings growth in the top quartile of our peer group;"
- That "a consensus of the equity analysts who follow our stock expect us to continue this high level of earnings growth, both in 2009 and over the next three years;"
- Your belief that TCP's interests are not the same as the other shareholders because 76% of their original investment in Online Resources is in preferred stock, with preferred rights of full repayment and guaranteed returns; and
- That you "fundamentally disagree with their recommendations and are convinced that implementing their suggestions would not be in the best interests of all Online Resources shareholders."

9.   We note your statement that "[w]e sincerely regret that the current market environment is not valuing our strong financial performance." Please note that each statement or assertion of opinion or belief must be clearly characterized as such and a reasonable basis must exist for each such opinion or belief. Please provide to us and in future filings revise to include further detail and support for any statements relating to Online Resources' financial and market performance.

10.   Please consider adding page numbers to your solicitation materials.

Soliciting Material filed pursuant to Rule 14a-12 on March 9, 2009

11.   Please provide to us and in future filings revise to explain the basis and support for the following statements:
- That you are the "largest dedicated provider of web-based financial services;"
- That you have the "industry's highest billpay up-sell rate;"
- That you are the "#1 billpay provider to community banks & CUs;" and
- That you are "#1 provider in receivables mgmt; #3 in utilities."

12.   Please provide to us, and in future filings revise to disclose, your support for any statements relating to Online Resources' financial and market performances, any

projections or numerical conclusions, including but not limited to the following assertions:

- Revenue and earnings projections and "float normalized" under "Financial Strength;"
- Analyst expectations of "Core EPS Growth;"
- "$10M-$35M annual revenue potential" under "Substantial New Product Pipeline;"
- "30+% Long-Term Target" for revenue under "Priority #2: Drive Cash Flow and Profits;" and
- "Cash Flow Expectations" for 2009.

Specifically, please disclose any assumptions, any factors considered and any limitations on estimates. Refer to SEC Release 34-16833 for guidance.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Direct any questions to Michael F. Johnson at (202) 551-3477 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions